UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

INHIBITEX, INC.

(Name of Subject Company (Issuer))

INTA ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Associate General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,529,313,507.44	$289,859.33

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 80,398,198 shares of voting common stock, par value $0.001 per share. The transaction value also includes the aggregate offer price for 17,943,006 shares issuable pursuant to outstanding options and warrants with an exercise price less than $26.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $26.00 minus such exercise price.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $289,859.33	Filing Party: Bristol-Myers Squibb Company and Inta Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: January 13, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Inta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Inhibitex, Inc., a Delaware corporation (the “Company”), at a price of $26.00 per share net to the seller in cash without interest and less applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 13, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 2 is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs immediately after the paragraph of the sub-section captioned “Stockholder Litigation.”

“On January 19, 2012, the purported stockholder class action complaint filed in the Superior Court of Fulton County in the State of Georgia, captioned, Jeremy Alber v. Inhibitex, Inc., et al., Civil Action No. 2012CV210222, was amended, adding allegations that the Schedule 14D-9 in the form filed by the Company on January 17, 2012, failed to fully and fairly disclose certain material information concerning the proposed transaction. The amended complaint, however, does not allege any additional causes of action. The Company, Purchaser and Parent believe the plaintiff’s new allegations, like the previous ones, lack merit and intend to vigorously contest the claims raised in the lawsuit. The foregoing description is qualified in its entirety by reference to the amended complaint which is filed as Exhibit (a)(9).

On January 18, 2012, a purported stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Fernando Galo v. Inhibitex, Inc., et al., Case No. 7178. On January 19, 2012, a separate purported stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Victor Vickers v. Inhibitex, Inc., et al., Case No. 7185. Each complaint names as defendants, the Company, the Individual Defendants, Parent and Purchaser, and each complaint was subsequently consolidated as described below.

On January 20, 2012, the attorneys for the plaintiffs in two of the purported stockholder class action complaints filed an amended complaint (the “Consolidated Delaware Complaint”) in the Court of Chancery of the State of Delaware, captioned, Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et al., Case No. 7169 and John P. Hegarty v. Inhibitex, Inc., et al., Case No. 7175, consolidating the claims made in their respective complaints and adding allegations that the Individual Defendants caused materially misleading and incomplete information to be distributed to the Company’s stockholders. The Company, Purchaser and Parent believe the plaintiffs’ new allegations, like the previous ones, lack merit and intend to vigorously contest the claims raised in the lawsuit.

On January 25, 2012, the court entered an order consolidating the four purported stockholder class action complaints filed in the Court of Chancery of the State of Delaware, captioned, Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et al., Case No. 7169, John P. Hegarty v. Inhibitex, Inc., et al., Case No. 7175, Fernando Galo v. Inhibitex, Inc., et al., Case No. 7178 and Victor Vickers v. Inhibitex, Inc., et al., Case No. 7185. The consolidated case is captioned In re Inhibitex, Inc. Shareholders Litigation, Case No. 7169-VCN (the “Consolidated Delaware Action”), and the Consolidated Delaware Complaint is designated as the operative complaint. The parties to this action have agreed to expedited discovery, and a preliminary injunction hearing has been scheduled for February 6, 2012. The description in this and the foregoing two paragraphs is qualified in its entirety by reference to the Consolidated Delaware Complaint which is filed as Exhibit (a)(10).

        On January 25, 2012, a purported stockholder class action complaint was filed in the United States District Court for the Northern District of Georgia, captioned Ferdinand Alvarez v. Inhibitex, Inc., et al., Case No. 1:12-mi-99999. The complaint names as defendants, the Company, the Individual Defendants, Parent and Purchaser. The complaint alleges that the Individual Defendants violated Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 by issuing the Schedule 14D-9 that allegedly misrepresented certain material information and omitted certain material information concerning the proposed transaction. The complaint also alleges that the allegedly misleading Schedule 14D-9 will deprive the stockholders of their entitlement to make a fully informed decision about whether to tender their shares in support of the tender offer. The complaint generally alleges the Individual Defendants breached their fiduciary duties by failing to take steps to maximize the value of the Company, failing to properly value the Company, ignoring their conflicts of interest and failing to make adequate disclosures. The complaint also alleges that the Company, Parent and Purchaser aided and abetted these purported breaches of fiduciary duties. The relief sought includes, among other things, an injunction declaring that the Schedule 14D-9 is materially misleading and contains omissions of material fact, an injunction prohibiting the consummation of the proposed transaction, the award of damages and the payment of attorneys’ fees and costs. The Company, Parent and Purchaser believe the plaintiff’s allegations lack merit and intend to vigorously contest the claims raised in the lawsuit. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(11).”

On January 26, 2012, the court entered an order staying the purported stockholder class action in the Superior Court of Fulton County in the State of Georgia, captioned, Jeremy Alber v. Inhibitex, Inc., et al., Civil Action No. 2012CV210222, in deference to the Consolidated Delaware Action filed in the Court of Chancery of the State of Delaware. The plaintiff in the Alber action agreed to dismiss the action upon the final resolution of the Consolidated Delaware Action.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(9)	Amended Class Action Complaint dated January 19, 2012 (Jeremy Alber v. Inhibitex, Inc., et al.) (incorporated by reference to Exhibit (e)(16) to Amendment No. 2 to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 26, 2011).

(a)(10)

Amended Class Action Complaint dated January 20, 2012 (Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et al.) (incorporated by reference to Exhibit (e)(17) to Amendment No. 2 to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 26, 2011).

(a)(11)

Class Action Complaint dated January 25, 2012 (Ferdinand Alvarez v. Inhibitex, Inc., et al.) (incorporated by reference to Exhibit (e)(18) to Amendment No. 2 to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 26, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTA ACQUISITION CORPORATION

By	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	President

Date: January 27, 2012

BRISTOL-MYERS SQUIBB COMPANY

By	/s/ Demetrios Kydonieus
Name:	Demetrios Kydonieus
Title:	Vice President, Strategy, Alliances & Transactions

Date: January 27, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated January 13, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of Inhibitex, Inc. and Bristol-Myers Squibb Company, dated January 7, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission dated January 9, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on January 13, 2012.*

(a)(5)	Press Release issued by Bristol-Myers Squibb Company, dated January 13, 2012.*

(a)(6)	Class Action Complaint dated January 11, 2012 (Charles C. Osborne and Hortensia D. Osborne v. Inhibitex, Inc., et al.).*

(a)(7)	Class Action Complaint dated January 12, 2012 (Jeremy Alber v. Inhibitex, Inc. et al.) (incorporated by reference to Exhibit (e)(14) to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 17, 2011).*

(a)(8)	Class Action Complaint dated January 13, 2012 (John P. Hegarty v. Inhibitex, Inc., et al.).*

(a)(9)	Amended Class Action Complaint dated January 19, 2012 (Jeremy Alber v. Inhibitex, Inc., et al.) (incorporated by reference to Exhibit (e)(16) to Amendment No. 2 to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 26, 2011).

(a)(10)

Amended Class Action Complaint dated January 20, 2012 (Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et al.) (incorporated by reference to Exhibit (e)(17) to Amendment No. 2 to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 26, 2011).

(a)(11)

Class Action Complaint dated January 25, 2012 (Ferdinand Alvarez v. Inhibitex, Inc., et al.) (incorporated by reference to Exhibit (e)(18) to Amendment No. 2 to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 26, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of January 7, 2012, by and among Inhibitex, Inc., Bristol-Myers Squibb Company, and Inta Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 10, 2012).*

(d)(2)	Tender and Support Agreement, by and among Inhibitex, Inc., Bristol-Myers Squibb Company, Inta Acquisition Corporation and certain stockholders, dated January 7, 2012 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 10, 2012).*

*	Previously filed.